Chapman and Cutler LLP                                    111 West Monroe Street
                                                        Chicago, Illinois  60603




                               October 17, 2018




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7663
          Municipal Advantage Closed-End and ETF Portfolio, Series 50
                                 (the "Trust")
                      CIK No. 1746952 File No. 333-227372
--------------------------------------------------------------------------------

Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Cover Page
__________

      1.  PLEASE  CLARIFY  WHETHER  THE DISCLOSURE STATING "CERTAIN OF THE FUNDS
INVEST   IN   HIGH-YIELD   SECURITIES"  IS  REFERRING  TO  HIGH-YIELD  MUNICIPAL
SECURITIES.

      Response: The relevant disclosure will be revised to state:

            Certain of the Funds invest in high-yield municipal securities.

Portfolio Objective
___________________

      2. PLEASE REVISE OR REORGANIZE THE DISCLOSURE IN THE LAST SENTENCE IN THE FIRST PARAGRAPH UNDER "OBJECTIVE" TO CLARIFY THAT THE UNDERLYING FUNDS ARE NOT CURRENTLY USING STRUCTURAL LEVERAGE BUT THAT EACH OF THE FUNDS, IF APPLICABLE, MAY USE SUCH LEVERAGE IN THE FUTURE. PLEASE ALSO CLARIFY WHETHER ANY OF THE FUNDS ARE CURRENTLY USING EFFECTIVE LEVERAGE RATHER THAN "MAY REPORT EFFECTIVE LEVERAGE" AND ADDITIONALLY PLEASE CLARIFY THAT IF SUCH FUNDS DO EMPLOY SUCH LEVERAGE, INCLUDING EFFECTIVE OR STRUCTURAL LEVERAGE, THE VALUE OF THE TRUST'S UNITS MAY BE SUBJECT TO THE SPECIFIC TYPE OF VOLATILITY DISCUSSED IN THIS PARAGRAPH.

      Response: The existing disclosure will be revised in accordance with this comment and the following disclosure will be added to this paragraph:

            In addition, certain of the Closed-End Funds selected for the portfolio are currently using effective leverage, which results from a fund's investment in derivative instruments that are inherently leveraged. If any of the Closed-End Funds do employ structural or effective leverage, the Trust's Units may be subject to additional volatility.

      3. PLEASE REVISE THE SECOND PARAGRAPH UNDER "OBJECTIVE" TO CLARIFY THE EXTENT TO WHICH DISTRIBUTIONS MAY BE SUBJECT TO THE AMT AND THE EXTENT TO WHICH DISTRIBUTIONS MAY BE SUBJECT TO THE NORMAL FEDERAL INCOME TAX.

      Response: The second paragraph under "Portfolio--Objective" has been updated with the following:

            It is important to note that certain Funds held by the Trust may hold securities, distributions from which would subject Unit holders to federal income tax. In addition, certain of the Funds may hold tax-exempt securities, distributions from which may be taken into account for alternative minimum tax purposes. Each year you will receive a tax statement which identifies what portion of your distributions, if any, are subject to federal income taxes or the alternative minimum tax. Please refer to the "Tax Status" section of this prospectus for more information.


      4. PLEASE ADD MORE DISCLOSURE ABOUT MUNICIPAL SECURITIES, WHAT THEY ARE, AND THE WAYS IN WHICH INVESTING IN MUNICIPAL SECURITIES OR UNDERLYING FUNDS THAT INVEST IN MUNICIPAL SECURITIES HELPS THE TRUST ACHIEVE ITS INVESTMENT OBJECTIVES.

      Response: The following disclosure has been added to the section entitled "Portfolio--Objective":

            The Trust invests in Funds that invest tax-exempt municipal bonds in order to seek monthly income that is exempt from federal income taxes. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased.

      5. PLEASE REMOVE THE THIRD AND FOURTH PARAGRAPHS UNDER "OBJECTIVE" OR EXPLAIN SUPPLEMENTALLY WHY THIS IS RELEVANT PROSPECTUS DISCLOSURE.

      Response: The relevant disclosure will be removed from the prospectus.

      6. PLEASE ADD A NARRATIVE EXPLANATION PRECEDING THE "TAX-FREE VS. TAXABLE EQUIVALENT YIELD" TABLE EXPLAINING THE MEANING OF THE TABLE AND WHAT TAX EQUIVALENT YIELD MEANS.

      Response: The following disclosure will be added immediately preceding the table:

            The taxable equivalent yield is the current yield you would need to earn on a taxable investment in order to equal a stated tax free yield on a municipal investment. To assist you to more easily compare tax-exempt municipal investments like the Trust with taxable alternative investments, the table below presents the approximate taxable equivalent yields for individuals for a range of hypothetical tax free yields assuming the stated marginal federal tax rates for 2018 listed below.


Risk Factors:
_____________

      7. IF THE TRUST WILL HAVE SIGNIFICANT EXPOSURE TO MUNICIPAL SECURITIES FROM JURISDICTIONS EXPERIENCING DISTRESS (E.G. PUERTO RICO) PLEASE IDENTIFY THOSE JURISDICTIONS AND PROVIDE APPROPRIATE RISK DISCLOSURE.

      Response: The Trust does not expect to have significant exposure to municipal securities from jurisdictions experiencing distress.

      8. IF THE HIGH-YIELD SECURITIES ARE MUNICIPAL SECURITIES, PLEASE REVISE THE DISCLOSURE TO ADD ANY UNIQUE RISKS APPLICABLE.

      Response: The Trust believes that the risk disclosure contained within "Risk Factors--Municipal Bonds" and "Risk Factors--High-Yield Securities" is sufficient to address the relevant risks.

      9. IF TRUE, PLEASE REVISE THE FIRST SENTENCE UNDER "INVESTMENT GRADE SECURITIES" TO STATE THAT "ALL OF THE FUNDS HELD BY THE TRUST INVEST PRIMARILY IN INVESTMENT GRADE SECURITIES."

      Response: The disclosure has been revised in accordance with this comment.

      10. PLEASE DISCLOSE THE MUNICIPAL BONDS RISK MORE PROMINENTLY TOWARDS THE BEGINNING OF THE SECTION ENTITLED "RISK FACTORS".

      Response: The disclosure has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.


                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/  Daniel J. Fallon
                                           __________________________
                                                Daniel J. Fallon


Enclosures